October 18, 2019

Shankar Musunuri
Chief Executive Officer
Ocugen, Inc.
5 Great Valley Parkway, Suite 160
Malvern, PA 19355

       Re: Ocugen, Inc.
           Registration Statement on Form S-3
           Filed October 7, 2019
           File No. 333-234127

Dear Mr. Musunuri :

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed October 7, 2019

Exclusive Jurisdiction for Certain Actions, page 81

1. According to your disclosure on page 81, your sixth amended and restated certificate of incorporation identifies the Delaware Court of Chancery, as a general matter, as the sole and exclusive forum for, among other claims, any derivative action brought on the company's behalf. We also note the risk factor on page 66, which notes that there will be a similar provision in your amended and restated bylaws, which apparently have not yet been filed, providing in addition that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. Please revise your disclosure on page 81 to reflect the current provisions, including this anti-waiver provision. In addition, revise to state clearly whether this exclusive forum provision applies to actions arising under the Securities Act or Exchange
 Shankar Musunuri
Ocugen, Inc.
October 18, 2019
Page 2
      Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
      Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with federal securities law and the rules and regulations thereunder. Finally, please revise to incorporate by reference the new articles and bylaws once they are filed.
Important Information Incorporated by Reference, page 83

2. We note that the accountant's consent filed as exhibit 23.1 refers to "the report dated
      June 14, 2019, with respect to the consolidated financial statements of Ocugen, Inc. ("Old
      Ocugen") included in the Registration Statement (Form S-4 No. 333-232147)." However,
      it does not appear that those financial statements have been either provided in the current
      Form S-3 or incorporated by reference to the Form S-4. Moreover, it appears that inasmuch as "Old Ocugen" was the accounting acquirer in the recent reverse acquisition with Histogenics, Inc., and the company whose operations are ongoing in the new combined entity, those financial statements should be included in the current registration statement. Please revise or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 or Celeste
Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.



                                                            Sincerely,
FirstName LastNameShankar Musunuri
                                                            Division of
Corporation Finance
Comapany NameOcugen, Inc.
                                                            Office of Life
Sciences
October 18, 2019 Page 2
cc:       Jacquelynne M. Hamilton, Esq.
FirstName LastName